Mail Stop 3651

August 30, 2006

<u>Via U.S. Mail and Facsimile</u>

George Lefevre
Chief Executive Officer
MotivNation, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California 92612

> **RE:** **MotivNation, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
>
> **File No. 000-50048**

Dear Mr. Lefevre:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 16

1. We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. In this regard, please revise future filings to include a "Critical Accounting Policies" section within MD&A that includes a discussion of your most critical accounting policies and estimates. It appears these may include revenue recognition, your policies for evaluating potential impairments in long-lived assets, the determination of your inventory reserve valuation and the determination of your valuation allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future.   Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-72 for guidance.

Liquidity and Capital Resources, page 15

2. We note from your disclosure that in order for you to meet your liquidity needs, management is taking steps to increase operating revenues through the growth of the business. Also you are continuing to review the segments of your business that offer the most profitable opportunity for success and eliminating operations and practices which detract from your profitability.   In this regard, please expand your disclosure by providing a detailed description of the steps that you are taking or have taken in order to grow your business and increase operating revenue. Additionally, expand your disclosure to describe the business operations and practices that are detracting you from profitability and your plans as to how and when they will be eliminated. Finally, it appears that you have not had adequate cash from operations to meet your operating needs and have financed operations through the sale of debt or equity. Please disclose the potential adverse consequences if you continue to have inadequate cash from operations and are unsuccessful in obtaining financing.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. We note from your disclosure on page 18 that your auditor's report reflects the fact that you have suffered recurring losses, which raise substantial doubt about your ability to continue as a going concern. However, the auditors report on page F-1 does not contain an explanatory paragraph regarding the Company's ability to continue as a going concern. Please reconcile and revise these disclosures to eliminate this inconsistency.

Consolidated Statement of Operations, page F-3

4. We note that your interest expense increased from 2004 to 2005 disproportionately with your increase in debt from 2004 to 2005. In this regard, please revise your MD&A to include the nature of and underlying reason for this disproportionate increase to your debt. See FR-72 for guidance.

5. Please revise to reflect the loss on disposal of assets as a component of the Company's operating loss. Refer to the guidance outlined in paragraph 45 of SFAS No.144.

Consolidated Statement of Stockholders' Equity, page F-4

6. Revise to reflect the 88,879,850 shares (or 888,799, post split shares) issued in the reverse merger transaction as outstanding at December 31, 2003, the beginning of the earliest period presented. Historical stockholder's equity of the accounting acquirer prior to the merger should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's (accounting acquirer) and the accounting acquirer's stock with an offset to paid in capital. Note that your revised statement of stockholder's equity should reflect only the accounting acquirer's equity activity up through the date of the reverse merger transaction.

7. Reference is made to the reverse stock split amount presented in your statement of stockholder's equity of ($117,162,887) for the year ended December 31, 2004. Please note that all disclosures, including the statement of stockholder's equity, in your filings should give retroactive effect to the stock-split. This includes the periods prior to December 31, 2004. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

8. Reference is made to your "Fixed assets adjustment" and "Inventory adjustment" of $258,541 and ($136,622), respectively for the year ended December 31, 2004 in your statement of stock holders' equity on page F-4. In this regard, tell us, and expand the disclosure in the filing, to explain the nature and terms of these

transactions and your accounting treatment related to these transactions. We may have further comment upon receipt of your response.

Note 7 – Convertible Notes Payable, page F-13

9. Reference is made the your Security Purchase Agreement (the "Agreement") for up to $2 million of callable secured convertible notes and warrants to acquire an aggregate of 2.5 million of your common stock. From your disclosure there appears to be an embedded beneficial conversion feature, as the secured convertible notes allows for the conversion at 50% of the average of the lowest trading price for the common stock during the specified time period. In this regard, please revise the filing (i.e. Note 7 and MD&A) to provide complete and clear disclosure of the accounting treatment resulting from the issuance of the convertible debt and related warrants. Your response and your revised disclosure should clearly explain how you valued and accounted for the warrants issued in this transaction. In addition, supplementally tell us, with view toward expanded disclosure in the filing, how you analyzed the transaction under SFAS No. 133 and EITF No. 00-19. Explain whether the warrants met the paragraph 19 scope exception of SFAS No. 133 and thus were accounted for as equity instruments (versus liabilities). In addition, explain whether the embedded conversion feature qualified for the paragraph 9 scope exception of SFAS No. 133 and if so, explain how you applied APBO 14 and EITF No. 00-27. Also address this comment as it relates to your additional issuance of convertible debentures as disclosed in your financial statements in Form 10-Q for the period ended March 31, 2006.

Note 8 – Stockholders' Equity, page F-13 and F-14

Restricted Stock Agreements

10. Please tell us and explain in Note 8 how you determined the value of $.25 assigned to the restricted shares issued to three directors and two consultants during 2005. As part of your response and your revised disclosure, please explain how the valuation of these shares complied with the guidance outlined in SFAS No.123, EITF 96-18 or other relevant technical accounting literature, as applicable.

11. Please explain how the restricted shares issued to your directors and consultants are being reflected in the weighted average shares used to compute the Company's basic earnings per share. As part of your response, please explain in further detail the nature and terms of the vesting provisions associated with these shares.

Shares for Debt Agreement
Retirement of a Related Party Debt
Collateral Line of Credit

12. Please tell us and explain in Note 8 how you valued the shares issued in each of these non-cash transactions. As part of your response and your revised disclosure, explain how your valuation of the shares issued complied with the guidance outlined in SFAS No.123, EITF 96-18 or other relevant technical accounting literature.

Note 11 – Merger and Acquisition
Moonlight Industries Inc., page F-16

13. We note the disclosure indicating that you valued the shares issued to acquire Moonlight Industries Inc. using the average price of the Company's common stock for the five trading days before and two trading days after the consummation of the acquisition. Please revise your financial statements to value the shares issued in this transaction using the trading price for your common shares for a few days before and after the transaction was <u>agreed to and announced</u> rather than a few days before and after consummation as required by paragraph 22 of SFAS No.141 or explain why this is not required.

Note 14 – Commitments and Contingencies
Legal Proceedings, page F-18

14. We note the disclosure indicating that the Company estimates that the obligations remaining under the leases of the property no longer occupied by the Company in Brea, California total $89,086. We also note the disclosure indicating that the Company has accrued only past-due rent related to these leases aggregating $19,657. Please tell us and explain in the filing why the Company has not recognized an expense and liability for the full amount of the rent under the lease obligations in accordance with the guidance outlined in paragraph 16 of SFAS No.146.

Related Parties

15. We note from your disclosure on page 21 and 30 that George Lefevre, Chief Executive Officer, David McPhail, Beneficial Owner, Leslie McPhail, Chief Operating Officer, Thomas Prewitt, Former President and Richard Perez, Former Secretary own a controlling interest in the company. Please disclose the nature of this control relationship in the notes to the Company's audited financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

Form 10-QSBs for the Quarters ended March 31, 2006 and June 30, 2006

General

16. Please address our comments with regard to the Company's Annual Report on
Form 10-KSB in an amendment to the Company's Quarterly Reports on Form 10-
QSB, where applicable.

Note 7 – Stockholders' Equity

17. Please tell us and explain in Note 7 how you valued the shares issued to your
officers during the first quarter of 2006 as consideration for services rendered to
the Company during 2005.

Note 8 – Earnings (Loss) Per share

18. We note from the disclosure in Note 8 to the Company's Quarterly Report on
Form 10-QSB for the quarter ended June 30, 2006 that at the end of the period,
405,646,574 shares were issuable in connection with the Company's convertible
debentures and outstanding warrants. As the Company's balance sheet indicates
that the Company only had 300,000,000 of common shares authorized at this date,
it appears that all of the shares issuable under the Company's outstanding
warrants and convertible debt should be accounted for as liabilities at fair value in
accordance with the guidance in EITF 00-19. Please revise the Company's
financial statements to account for the shares issuable pursuant to warrants and
convertible debt as derivative liabilities in accordance with EITF 00-19 at June
30, 2006. Also, if the Company did not have adequate authorized common shares
to satisfy its outstanding warrants and convertible debt securities at the end of
prior quarterly periods, the Company's financial statements for these periods
should be similarly revised.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Jay Isco, Chief Financial Officer